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July 24, 2018	Adam S. Lovell T +1 202 508 4688 adam.lovell@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Ms. Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC (the “Fund”)
(File Nos. 811-22973 and 333-224873)

Dear Mses. Vroman-Lee and Hamilton:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 6, 2018 relating to the Post-Effective Amendment No. 10 to the registration statement of the Fund on Form N-2 (the “Registration Statement”), filed with the Commission on May 11, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, and the annual shareholder report of the Fund on Form N-CSR, filed with the Commission on June 9, 2017 (the “Shareholder Report”). The Staff’s comments are summarized below and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

1.	Comment: Please confirm supplementally that the Fund will include audited financial statements and the consent of the independent registered public accounting firm in its next Registration Statement amendment.

Response: The Fund confirms that its upcoming Registration Statement amendment will include audited financial statements and the consent of the independent registered public accounting firm.

2.

Comment: The valuation-related disclosure in footnote 1(a) to the March 31, 2017 financial statements in the Shareholder Report states: “For direct investments and certain co-investments in portfolio companies, the Board uses the market approach to estimate the fair value of private investments. The market approach utilizes prices and other relevant information generated by market transactions, type of security, size of the position, degree

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of liquidity, restrictions on the disposition, latest round of financing data, current financial position and operating results, among other factors.” Please supplementally explain how this information is obtained and evaluated for these private funds.

Response: As set forth in the Fund’s Board-approved pricing procedures, the Investment Manager, through its valuation committee, is responsible for recommending valuations for securities that are required to be fair valued. The Investment Manager reports its valuation recommendations to the Fund’s administrator, which reviews the recommendations and coordinates the review and approval of such recommendations by the Valuation Committee of the Board. The Investment Manager obtains market-related valuation information from various sources, including, but not limited to, broker-dealers and other third party analysts, Bloomberg trading terminals and financial news platforms. The Investment Manager also obtains company-specific information (e.g. initial agreements, quarterly financial reporting including capital structure tables and portfolio commentary, and year-end audited financial statements) from the general partner of the investment. In generating its valuation recommendations, the Investment Manager reviews the quarterly performance of the company and assesses if such performance is appropriately reflected in the valuation provided by the general partner. The Investment Manager also reviews the valuation model used by the general partner, if available, and assesses the reasonableness of the information and techniques used in the model. The Investment Manager assesses the allocation of the value of the company to the investment held by the Fund.    If the Investment Manager identifies any items that require additional information, it will discuss and resolve the items with the general partner and/or the Fund’s portfolio management team before recommending a valuation.

3.	Comment: The valuation-related disclosure in footnote 1(a) to the March 31, 2017 financial statements in the Shareholder Report states: “Investment Funds and certain co-investments are generally based on the valuations provided by the general partners or managers of underlying fund investments. The valuations provided by the general partners or managers typically reflect the fair value of the Master Fund’s capital account balance of each Investment Fund, including unrealized gains and losses, as reported in the financial statements of the respective Investment Fund. In reviewing these underlying valuations, the Board is advised by [the Investment Manager], who reviews the capital account balances and may adjust the value of each Master Fund investment.” Please supplementally provide reasons for adjustments to such valuations if these adjustments result in an increase to net asset value and how these values are determined.

Response: Although there were no material adjustments to the values provided by the general partners or managers of underlying fund investments as of March 31, 2017, the Fund may adjust the value of a Master Fund investment in an underlying investment fund or co-investment that could result in an increase or decrease to the net asset value of the Fund in order to take into account, for example: recent sale activity of such investment; market based

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valuation models and techniques that are not in accordance with the fair valuation framework of accounting principles generally accepted in the United States but that had been incorporated in the valuation of such investment by its general partner or manager; or company-specific events that could have a material effect on the valuation of such investment. The revised valuations are determined by the Valuation Committee of the Board, upon recommendation of the Investment Manager, with reference to sale agreements, financial statements and company information, conversations with the general partner or manager of such investment to understand the significant company event and, when appropriate, engaging an independent valuation company to independently assist with valuing the investment.

4.	Comment: Please confirm whether the underlying Investment Funds meet the definition of investment company under FASB ASC-946.

Response: The Fund confirms that the underlying Investment Funds meet the definition of investment company under FASB ASC-946.

5.	Comment: Please confirm the status of the Fund’s application for an exemptive order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act permitting certain joint transactions otherwise prohibited by Section 17(d) and Rule 17d-1 (the “Exemptive Application”).

Response: The Fund intends to file a second amendment to the Exemptive Application responding to the written comments of the Staff received on April 23, 2018.

6.	Comment: In each instance that the Registration Statement discusses potential co-investments alongside affiliates pursuant to exemptive relief, please include a disclaimer that there can be no assurance that the relief sought by the Fund’s Exemptive Application will be granted.

Response: The Fund has revised the Registration Statement to include the requested disclaimers.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (202) 508-4688.

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Very truly yours,

/s/ Adam S. Lovell
Adam S. Lovell, Esq.

cc:	Mark J. Duggan, AMG Funds LLC

Kara Zanger, Pantheon Ventures

Gregory C. Davis, Esq.

Nathan D. Somogie, Esq.